Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074
Prospectus Supplement to Prospectus dated December 5, 2006.
CAD500,000,000
The Goldman Sachs Group, Inc.
Fixed and Floating Rate Subordinated Notes
due 2022

        The Goldman Sachs Group, Inc. will, from the date of issue up to and including April 19, 2017, pay interest at a fixed interest rate on the subordinated notes on April 19 and October 19 of each year, with the first such payment to be made on October 19, 2007. After April 19, 2017, interest will be payable quarterly at a floating interest rate on January 19, April 19, July 19 and October 19, with the first such payment to be made on July 19, 2017. The interest rate for each fixed rate interest period up to April 19, 2017 will be a rate of 5.20% per annum. The floating interest rate for each floating rate interest period beginning on or after April 19, 2017 will be a rate equal to three-month CDOR plus 0.84%, reset quarterly, as described in this prospectus supplement. Goldman Sachs may redeem the subordinated notes before the stated maturity, at its option, on any interest payment date occurring on or after April 19, 2017 or, at any time, if Goldman Sachs becomes obligated to pay additional amounts to non-U.S. investors due to changes in U.S. withholding tax requirements at a price equal to 100% of the principal amount redeemed plus accrued interest to the redemption date. The subordinated notes are unsecured and rank junior in right of payment to our senior indebtedness. Holders of the subordinated notes may accelerate the maturity of the subordinated notes only upon our bankruptcy, insolvency or reorganization, and not as a result of our failure to pay interest or principal when due or upon the occurrence of another event of default.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      Repayment of the subordinated notes is not protected by any Federal agency or by the Securities Investor Protection Corporation.

	Per
	Subordinated
	Note	Total

Initial public offering price	99.799%	CAD	498,995,000
Underwriting discount	0.400%	CAD	2,000,000
Proceeds, before expenses, to Goldman Sachs	99.399%	CAD	496,995,000
      The initial public offering price set forth above does not include accrued interest, if any. Interest on the subordinated notes will accrue from April 19, 2007 and must be paid by the purchaser if the subordinated notes are delivered after April 19, 2007.

      The underwriters expect to deliver the subordinated notes in book-entry form only through the facilities of CDS Clearing and Depository Services Inc. against payment in immediately available funds in CAD on April 19, 2007.
      The subordinated notes will be sold in Canada only on a private placement basis to “accredited investors” as defined under applicable Canadian provincial securities laws. The underwriters also intend to offer the subordinated notes for sale in the United States and Europe.
      Goldman Sachs may use this prospectus supplement and the accompanying prospectus in the initial sale of the subordinated notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement and the accompanying prospectus in a market-making transaction in the subordinated notes after their initial sale and unless they inform the purchaser otherwise in the confirmation of sale, this prospectus supplement and the accompanying prospectus is being used by them in a market-making transaction.
Goldman, Sachs & Co.

RBC Capital Markets	TD Securities

BMO Capital Markets	Perimeter

CIBC World Markets	Daiwa Securities SMBC Europe
National Bank Financial	Scotia Capital

Prospectus Supplement dated April 12, 2007.

SPECIFIC TERMS OF THE SUBORDINATED NOTES
      Please note that in this section entitled “Specific Terms of the Subordinated Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, in this section, references to “holders” mean CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and not indirect owners who own beneficial interests in notes through participants in CDS. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.
       The subordinated notes will be a separate series of subordinated debt securities issued under our subordinated debt indenture. This prospectus supplement summarizes specific financial and other terms that will apply to the subordinated notes; terms that apply generally to all of our debt securities are described in “Description of Debt Securities We May Offer” in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.
Terms of the Fixed and Floating Rate Subordinated Notes due 2022
       The specific terms of this series of subordinated notes we are offering will be as follows:

•	Title of the subordinated notes: Fixed and Floating Rate Subordinated Notes due 2022

•	Issuer of the subordinated notes: The Goldman Sachs Group, Inc.

•	Total principal amount being issued: CAD500,000,000

•	Initial public offering price: 99.799% of the principal amount

•	Underwriting discount: 0.400% of the principal amount

•	Net proceeds to issuer: CAD496,995,000

•	Issue Date: April 19, 2007

•	Due date for principal: April 19, 2022, unless redeemed on or after April 19, 2017

•	Denomination: integral multiples of CAD1,000, subject to a minimum denomination of CAD100,000

•	Specified Currency: payments of interest and principal on the subordinated notes will be made in Canadian dollars (“CAD”), except in limited circumstances as described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in the accompanying prospectus.

Depending on the investor’s functional currency, an investment in a non-U.S. dollar security may present currency related risks as described in “Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency” in the accompanying prospectus.

•	Fixed interest rate: 5.20% per annum, payable semi-annually in equal installments as described below under “— Fixed Interest Rate for the Subordinated Notes up to April 19, 2017”

•	Date interest starts accruing: April 19, 2007

•	Due dates for fixed rate interest up to and including April 19, 2017: every April 19 and October 19. For any interest payment date that falls on a day that is not a business day, any payment due on such interest payment date will be postponed to the next day that is a business day; provided that interest due with respect to such interest payment date shall not accrue from and including such interest payment date to and including the date of payment of such interest as so postponed.

•	First due date for interest: October 19, 2007

•	Regular record dates for fixed interest payments: every April 4 and October 4

•	Floating interest rate: CDOR (as defined below) plus the spread, payable quarterly as described below under “ — Floating Interest Rate for the Subordinated Notes after April 19, 2017”

•	Floating interest rate basis: CDOR for deposits in CAD having the index maturity specified below, as determined by the calculation agent as described below under “— Floating Interest Rate for the Subordinated Notes after April 19, 2017”

•	Floating index maturity: three months

•	Initial base rate: the base rate in effect for the initial floating rate interest period will be the three-month CDOR rate on the floating interest reset date for the floating rate interest period commencing on April 19, 2017, as determined by the calculation agent as described below under “— Floating Interest Rate for the Subordinated Notes after April 19, 2017”.

•	Spread: 0.84% per annum

•	Minimum rate: none

•	Maximum rate: none; provided that the floating interest rate on the subordinated notes will in no event be higher than the maximum rate permitted by New York law, as it may be modified by U.S. laws of general application.

•	Floating rate interest periods: the initial floating rate interest period will be the period from and including April 19, 2017 to but excluding the initial floating rate interest reset date and the subsequent floating rate interest periods will be the periods from and including the floating rate interest reset date to, but excluding, the next floating rate interest reset date.

•	Floating rate interest reset dates: every April 19, July 19, October 19 and January 19, commencing on July 19, 2017; if an interest reset date would otherwise be a day that is not a business day, the floating rate interest reset date will be postponed to the next day that is a business day. However, if that business day is in the next succeeding calendar month, the floating rate interest reset date will instead be the immediately preceding business day. A floating rate interest reset date that falls on the stated maturity date will not be changed.

•	Floating rate interest payment dates: every January 19, April 19, July 19 and October 19, commencing on July 19, 2017; if a floating rate interest payment date would otherwise be a day that is not a business day, the floating rate interest payment date will be postponed to the next day that is a business day. However, if that business day is in the next succeeding calendar month, the floating rate interest payment date will instead be the immediately preceding business day. A floating rate interest payment date that falls on the stated maturity date will not be changed.

•	Regular record dates for floating interest: every January 4, April 4, July 4 and October 4

•	Day count convention: Actual/Actual (Canadian Compound Method), which means when calculating interest for a full semi-annual fixed rate interest period, the day count convention is 30/360 and when calculating interest for a period that is shorter than a full semi-annual fixed rate interest period or when calculating interest for a floating rate interest period, the day count convention is Actual/365 (Fixed)

•	Business day: any day that is not a Saturday or Sunday, and that is not a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in The City of New York or Toronto.

•	Paying Agent: BNY Trust Company of Canada

•	Calculation Agent: BNY Trust Company of Canada

•	Defeasance: the subordinated notes are not subject to defeasance and covenant defeasance by us.

•	Redemption: we may, at our option, redeem the subordinated notes, in whole or in part, on any interest payment date occurring on or after April 19, 2017 and, in addition, we may redeem the subordinated notes if we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements as described below under “— When We Can Redeem the Subordinated Notes”.

•	Repayment at option of holder: none

•	Form of subordinated notes: registered, as described under “Additional Information About the Subordinated Notes — Book-Entry Notes” below.

•	Sales Restrictions: the subordinated notes will be sold in Canada only on a private placement basis to “accredited investors” as defined under applicable Canadian provincial securities laws. Any resale of the subordinated notes by purchasers in Canada must be made (1) through an appropriately registered dealer or pursuant to an exemption from the dealer registration requirements of applicable Canadian provincial securities laws and (2) in accordance with, or pursuant to an exemption from, the prospectus requirements of applicable Canadian provincial securities laws. Although the subordinated notes have been registered with the U.S. Securities and Exchange Commission, they have not been registered and are not freely tradeable in Canada.

•	Exchange rate agent: Holders will not be entitled to receive payments on the subordinated notes in any currency other than CAD, except that, if CAD are unavailable for a payment due to circumstances beyond our control, such as the imposition of exchange controls or a disruption in the currency markets, we will be entitled to satisfy our obligation to make the payment in CAD by making the payment in U.S. dollars, on the basis of the exchange rate determined by an exchange rate agent to be appointed by us, in its discretion. We would expect to appoint Goldman, Sachs & Co. or any of our other affiliates to serve as exchange rate agent if any of those circumstances in which payment is to be made in a currency other than the specified currency were to occur. We may change the exchange rate agent from time to time after its appointment without your consent and without notifying you of the change. See “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — How We Will Make Payments Due in Other Currencies” in the accompanying prospectus.

•	Gross-up or call in the event of tax law changes: we intend to pay principal and interest without deducting U.S. withholding taxes. If we are required to deduct U.S. withholding taxes from payment to non-U.S. investors, however, we will pay additional amounts on those payments, but only to the extent described below under “— Payment of Additional Amounts”. Also, we will have the option to redeem the subordinated notes if we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements as described below under “— When We Can Redeem the Subordinated Notes”.

•	Subordination: The subordinated notes will be junior in right of payment to all of our senior indebtedness. This means, among other things, that we will not be permitted to pay interest, principal or any other amount on the subordinated notes (including upon redemption) if a default under our senior indebtedness has occurred and is continuing, until all the amounts owing on our senior indebtedness have been paid in full. As of February 23, 2007, we had outstanding, including accrued interest, approximately $206 billion of senior indebtedness. Our subordinated debt indenture does not limit the amount of additional senior indebtedness we may incur. For a description of our senior indebtedness and the restrictions on our ability to make payments on the subordinated notes, see “Description of Debt Securities We May Offer — Subordination Provisions” in the accompanying prospectus.

We have issued other series of subordinated debt securities in the past and may do so in the future. Those other series are not subordinated in right of payment to the subordinated notes.

•	Limited Events of Default; No Acceleration: The events of default under the subordinated notes will be limited to our filing for bankruptcy or the occurrence of other events of bankruptcy, insolvency or reorganization relating to The Goldman Sachs Group, Inc. The payment of principal of the subordinated notes may be accelerated only in certain events involving our bankruptcy, insolvency or reorganization (but not the bankruptcy, insolvency or reorganization of any of our subsidiaries) under Chapters 7 (liquidation) and 11 (reorganization) of the U.S. Bankruptcy Code. There will be no right of acceleration of the payment of principal of the subordinated notes upon a default in the payment of principal, interest or any other amount (including upon redemption) on the subordinated notes or in the performance of any of our covenants or agreements contained in the subordinated notes or in our subordinated debt indenture. No such payment or performance default will result in an event of default under the subordinated notes or permit any holders or the trustee to take action to enforce the subordinated notes or the subordinated debt indenture, except that a holder will be entitled at any time to bring a lawsuit for the payment of money due on the subordinated notes of such holder. The foregoing supersedes the information in “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” in the accompanying prospectus.

•	CUSIP: 38141GEZ3

•	ISIN Number: CA38141GEZ33

•	Common Code: 029696241
Fixed Interest Rate for the Subordinated Notes up to April 19, 2017
       If you purchase a subordinated note, your note will bear interest at a fixed rate per annum of 5.20%, starting on April 19, 2007 and up to but excluding April 19, 2017. Interest on the subordinated notes will be payable semi-annually in equal installments in arrears (except as noted below) on the nineteenth day of April and October of each year, commencing on October 19, 2007, up to and including April 19, 2017. Interest payments on the subordinated notes will be made to the persons in whose names the subordinated notes are registered at the close of business on the April 4 or October 4 (whether or not a business day) next preceding the interest payment date.
       In the case of any fixed rate interest period that is shorter than a full semi-annual fixed rate interest period due to redemption, interest will be calculated on the basis of a 365-day year and the actual number of days elapsed in that period.
Floating Interest Rate for the Subordinated Notes after April 19, 2017
       If you purchase a subordinated note, your subordinated note will bear interest for each floating rate interest period beginning on or after April 19, 2017 at a rate equal to 0.84% above the interest rate for three-month deposits in CAD designated as “CDOR” (see below). The calculation agent will determine CDOR in the following manner:

•	CDOR will be an interest rate per annum equal to the arithmetic average (rounded to the upwards to the nearest whole multiple of 0.00001% place) of the annual bid rates of interest for CAD bankers’ acceptances having a 90-day term to maturity and a principal amount equal to CAD500,000,000 (or a term and face amount as closely as possible comparable to such maturity and principal amount) that appears on the Reuters Screen CDOR Page as of 10:00 a.m. (Toronto time) on the floating rate interest reset date for such floating rate interest period.

•	If fewer than three such bid rates appear on the Reuters Screen CDOR Page as of 10:00 a.m. (Toronto time) on the related floating rate interest reset date, the CDOR for such floating rate interest period will be the rate per annum equal to the arithmetic average (rounded upwards to the nearest whole multiple of 0.00001%) of the bid rate quotations for Canadian dollar bankers’ acceptances, having a 90-day term to maturity and a principal amount equal to CAD500,000,000 (or a term and principal amount as closely as possible comparable to such maturity and principal amount) and that is representative of a single transaction in the market at such time, as of 10:00 a.m. (Toronto time) on the floating rate interest reset date for such floating rate interest period by the principal Toronto office of three banks named in Schedule I of the Bank Act (Canada) selected by the Goldman Sachs on or about such date.
       In the case of any floating rate interest period that is shorter than a full quarterly floating rate interest period due to redemption, interest will be calculated on the basis of a 365-day year and the actual number of days elapsed in that period.
       The calculation agent’s determination of any interest rate, and its calculation of the amount of interest for any floating rate interest period, will be final and binding in the absence of manifest error.
       All Canadian dollar amounts resulting from the calculation of interest, as described above during the relevant periods, will be rounded to the nearest cent.
       In this subsection, the term “Reuters Screen CDOR Page” means the display designated as the “CDOR” page on the Reuters Monitor Money Rates Service (or such other page as may replace the CDOR page on that service) for the purpose of displaying, among other things, Canadian dollar bankers’ acceptance rates.
Additional Information About the Subordinated Notes
Book-Entry Notes
       We will issue the subordinated notes only in book-entry form — i.e., as global notes registered in the name of CDS, as depository, or a successor or its nominee. The sale of the subordinated notes will settle in immediately available funds through CDS. See “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for additional information relating to the depository. You will not be permitted to withdraw the subordinated notes from CDS except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”.
       Investors may hold interests in a global note through organizations that participate, directly or indirectly, in the CDS system. See “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for additional information about indirect ownership of interests in the subordinated notes.

       For as long as the subordinated notes are maintained in book-entry form at CDS, CDS or its nominee will be the registered owner of the subordinated notes for all purposes and all payments on the subordinated notes will be made to CDS in accordance with its applicable procedures (or as otherwise described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus). Consequently, you will need to look to CDS (and its participants through which you own your interest in the subordinated notes) for any payment or to exercise any rights in respect of the subordinated notes. We have no responsibility for the actions of CDS or its participants, and your ability to receive payments or exercise any rights in respect of the subordinated notes will be subject to their procedures.
       Investors may elect to hold interests in the subordinated notes outside Canada through Clearstream Banking, société anonyme (Clearstream), and Euroclear Bank S.A./ N.V. (Euroclear), if they are participants in those systems, or indirectly through organizations that are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through securities accounts in Clearstream’s and Euroclear’s names on the books of their respective subcustodians. The interests are ultimately held through a CDS participant that acts as subcustodian for Euroclear.
Transfers between CDS and Clearstream or Euroclear
      Cross-market transfers between persons holding directly or indirectly through CDS participants, on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian subcustodian to take action to effect final settlement on its behalf by delivering or receiving notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS. Clearstream participants and Euroclear participants may not deliver instructions directly to CDS or the Canadian subcustodians.
      Because of time-zone differences, credits of subordinated notes received in Clearstream or Euroclear as a result of a transaction with a CDS participant may be made during subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such subordinated notes settled during such processing will be reported to the relevant Clearstream participants or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream participant or a Euroclear participant to a CDS participant will be received with value on the CDS settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in CDS.
CDS Clearing and Depository Services Inc.
       CDS is a subsidiary of The Canadian Depository for Securities Limited and is Canada’s national securities clearing and depositary services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants include banks, investment dealers and trust companies and may include certain of the underwriters. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS participant. Transfers of ownership and other interests, including cash distributions, in notes in CDS may only be processed through CDS participants and will be completed in accordance with existing CDS rules and procedures.

CDS operates in Montreal, Toronto, Calgary, Vancouver and Halifax to centralize securities clearing functions through a central securities depositary.
       The Canadian Depository for Securities Limited is a private corporation, owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on the Toronto Stock Exchange and also clears a substantial volume of “over the counter” trading in equities and bonds.
Information for Canadian Investors
       The rights and remedies available to Canadian investors are governed by Canadian securities laws. Canadian investors may be subject to Canadian tax law and should consult their own legal and tax advisors with respect to the Canadian tax consequences of owning the subordinated notes.
Payment of Additional Amounts
       We intend to make all payments on the subordinated notes without deducting U.S. withholding taxes. If we are required by law to do so on payments to non-U.S. investors, however, we will pay additional amounts on those payments to the extent described in this subsection.
       We will pay additional amounts on a subordinated note only if the beneficial owner of the subordinated note is a United States alien. The term “United States alien” means any person who, for U.S. federal income tax purposes, is:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust; or

•	a nonresident alien fiduciary of an estate or trust that is not subject to U.S. federal income tax on a net income basis on income or gain from a subordinated note.
       If the beneficial owner of a subordinated note is a United States alien, we will pay all additional amounts that may be necessary so that every net payment of interest or principal on that subordinated note will not be less than the amount provided for in that subordinated note. By net payment we mean the amount we or our paying agent pays after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a U.S. taxing authority.
       Our obligation to pay additional amounts is subject to several important exceptions, however. We will not pay additional amounts for or on account of any of the following:

•	any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the beneficial owner — or between a fiduciary, settlor, beneficiary or member of the beneficial owner, if the beneficial owner is an estate, trust or partnership — and the United States (other than the mere receipt of a payment or the ownership or holding of a subordinated note), including because the beneficial owner — or the fiduciary, settlor, beneficiary or member — at any time, for U.S. federal income tax purposes:

—	is or was a citizen or resident or is or was treated as a resident of the United States;

—	is or was present in the United States;

—	is or was engaged in a trade or business in the United States;

—	has or had a permanent establishment in the United States;

—	is or was a domestic or foreign personal holding company, a passive foreign investment company or a controlled foreign corporation;

—	is or was a corporation that accumulates earnings to avoid U.S. federal income tax; or

—	is or was a “ten percent shareholder” of The Goldman Sachs Group, Inc.;

•	any tax, assessment or other governmental charge imposed solely because of a change in applicable law or regulation, or in any official interpretation or application of applicable law or regulation, that becomes effective more than 15 days after the day on which the payment becomes due or is duly provided for, whichever occurs later;

•	any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax, or any similar tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge imposed solely because the beneficial owner or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or any beneficial owner of the subordinated note, if compliance is required by statute, by regulation of the U.S. Treasury department or by an applicable income tax treaty to which the United States is a party, as a precondition to exemption from the tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge that can be paid other than by deduction or withholding from a payment on the subordinated notes;

•	any tax, assessment or other governmental charge imposed solely because the payment is to be made by a particular paying agent (which term may include us) and would not be imposed if made by another paying agent;

•	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive;

•	by or on behalf of a holder who would be able to avoid withholding or deduction by presenting the subordinated note to another paying agent in a Member State of the European Union; or

•	any combination of the taxes, assessments or other governmental charges described above.
In addition, we will not pay additional amounts with respect to any payment of principal or interest to any United States alien who is a fiduciary or a partnership, or who is not the sole beneficial owner of the payment, to the extent that we would not have to pay additional amounts to any beneficiary or settlor of the fiduciary or any member of the partnership, or to any beneficial owner of the payment, if that person or entity were treated as the beneficial owner of the subordinated note for this purpose.
       When we refer to a “U.S. taxing authority” in the discussion of additional amounts above and in the discussion of redemption for tax reasons below, we mean the United States of America or any state, other jurisdiction or taxing authority in the United States. When we refer to the “United States”, we mean the United States of America, including the states and the District of Columbia, together with the territories, possessions and all other areas subject to the jurisdiction of the United States of America.
       When we refer to any payment of interest or principal on a subordinated note, this includes any additional amount that may be payable as described above in respect of that payment.

When We Can Redeem the Subordinated Notes
       We will be permitted to redeem the subordinated notes before their stated maturity only in the circumstances described below. The subordinated notes will not be entitled to the benefit of any sinking fund — that is, we will not deposit money on a regular basis into any separate custodial account to repay your subordinated note. In addition, you will not be entitled to require us to buy your subordinated note from you before its stated maturity.
       We will be entitled, at our option, to redeem the outstanding subordinated notes in whole or in part on any interest payment date occurring on or after April 19, 2017 or if at any time we become obligated to pay additional amounts on any subordinated notes on the next interest payment date, but only if such obligation results from a change in the laws or regulations of any U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced on or after April 12, 2007.
       If we redeem any subordinated notes, we will do so at a redemption price equal to 100% of the principal amount of the subordinated notes redeemed, plus accrued interest to the redemption date.
       If we become entitled to redeem the subordinated notes, we may do so at any time on a redemption date of our choice if we become obligated to pay additional amounts as described above or, at our option, on any interest payment date occurring on or after April 19, 2017. However, we must give the holders of the subordinated notes being redeemed notice of the redemption not less than 30 days or more than 60 days before the redemption date and not more than 90 days before the next date on which we would be obligated to pay additional amounts. In addition, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. We will give the notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the accompanying prospectus.
       We or our affiliates may purchase subordinated notes from investors who are willing to sell, from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. For example, we currently expect Goldman, Sachs & Co. to make a market in the subordinated notes by purchasing and reselling subordinated notes, from time to time. Subordinated notes that we or our affiliates purchase may, at our or their discretion, be held, resold or cancelled.

EMPLOYEE RETIREMENT INCOME SECURITY ACT
This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan) proposing to invest in the subordinated notes.

      The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction.
       The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the subordinated notes are acquired by a Plan unless those subordinated notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the subordinated notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the subordinated notes, (b) none of the purchase, holding or disposition of the subordinated notes or the exercise of any rights related to the subordinated notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the subordinated notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the subordinated notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the subordinated notes and the transactions contemplated with respect to the subordinated notes.
If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the subordinated notes, you should consult your legal counsel.

VALIDITY OF THE SUBORDINATED NOTES
       The validity of the subordinated notes will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock, preferred stock and debt securities. Sullivan & Cromwell LLP also performed services for The Goldman Sachs Group, Inc. in connection with the offerings of the subordinated notes described in this prospectus supplement.
EXPERTS
       The financial statements, financial statement schedule, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Goldman Sachs incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended November 24, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
       The historical income statement, balance sheet and common share data set forth in “Selected Financial Data” for each of the five fiscal years in the period ended November 25, 2006 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
       With respect to the unaudited condensed consolidated financial statements of Goldman Sachs as of and for the three months ended February 23, 2007 and for the three months ended February 24, 2006 incorporated by reference in this prospectus supplement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their report dated March 26, 2007 incorporated by reference herein states that they did not audit and they do not express an opinion on the unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedure applied. PricewaterhouseCoopers LLP is not subject to the liability provision of Section 11 of the U.S. Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because the reports are not “reports” or a “part” of the registration statements prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

UNDERWRITING
       The Goldman Sachs Group, Inc. and the underwriters for the offering named below have entered into an underwriting agreement with respect to the subordinated notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of subordinated notes indicated in the following table.

Principal Amount of
Underwriters	subordinated notes

Goldman, Sachs & Co.	CAD140,000,000
RBC Dominion Securities Inc.	132,500,000
TD Securities Inc.	132,500,000
BMO Nesbitt Burns Inc.	50,000,000
Perimeter Markets Inc.	25,000,000
CIBC World Markets Inc.	5,000,000
Daiwa Securities SMBC Europe Limited	5,000,000
National Bank Financial Inc.	5,000,000
Scotia Capital Inc.	5,000,000

Total	CAD500,000,000

       The subordinated notes sold by the underwriters to the public will initially be offered at the applicable initial public offering price set forth on the cover of this prospectus supplement. Any subordinated notes sold by the underwriters to securities dealers may be sold at no discount from the initial public offering price of the subordinated notes. Any such securities dealers may resell any subordinated notes purchased from the underwriters to certain other brokers or dealers at no discount from the initial public offering price of the subordinated notes. If all the subordinated notes are not sold at the initial public offering price, the underwriters may change the initial public offering price and the other selling terms.
       The underwriters intend to primarily offer the subordinated notes for sale in Canada. Such offers in Canada will be made only on a private placement basis to “accredited investors” within the meaning of the applicable Canadian provincial securities laws, either directly or through affiliates or other dealers acting as selling agents. Resales of the subordinated notes by purchasers in Canada will be subject to restrictions under Canadian securities laws. The underwriters also intend to offer the subordinated notes for sale in the United States and Europe.
       The subordinated notes are new issues of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by the underwriters that Goldman, Sachs & Co., RBC Dominion Securities Inc. and TD Securities Inc. intend to make a market in the subordinated notes. Other affiliates of the underwriters may also do so. Neither the underwriters nor any of their affiliates, however, are obligated to do so and any of them may discontinue market-making at any time without notice. No assurance can be given as to the liquidity or the trading market for the subordinated notes.
       We have not applied and do not intend to apply to list the subordinated notes on any securities exchange or have the subordinated notes quoted on a quotation system.
       Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the subordinated notes. If you have purchased a subordinated note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

       The Goldman Sachs Group, Inc. owns, directly or indirectly, all of the outstanding voting equity securities of Goldman, Sachs & Co. and approximately 10% of the outstanding voting equity securities of Perimeter Financial Corp., which in turn owns all of the outstanding voting equity securities of Perimeter Markets Inc. Pursuant to Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Goldman, Sachs & Co. and Perimeter Markets Inc. are affiliates of The Goldman Sachs Group, Inc. and the offerings are therefore subject to Rule 2720.
       This prospectus may be used by Goldman, Sachs & Co. or any other affiliate in connection with offers and sales of the securities in market-making transactions, as described under “Plan of Distribution — Market-Making Resales by Affiliates” in the accompanying prospectus.
       None of the named underwriters is permitted to sell subordinated notes in these offerings to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.
       Each underwriter has represented and agreed that it will not offer or sell the subordinated notes in the United States or to United States persons unless such offers or sales are made by or through National Association of Securities Dealers member broker-dealers registered with the U.S. Securities and Exchange Commission.
       Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the subordinated notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the subordinated notes in, from or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of subordinated notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the subordinated notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of subordinated notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by The Goldman Sachs Group, Inc. of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this section, the expression an “offer of subordinated notes to the public” in relation to any subordinated notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the subordinated notes to be offered so as to enable an investor to decide to purchase or subscribe the subordinated notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
       The subordinated notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Future Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the subordinated notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or ready by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to subordinated notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
       This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the subordinated notes may not be circulated or distributed, nor may the subordinated notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the subordinated notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the subordinated notes under Section 275 except: (1) to an institutional investor under Section 274 for the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
       The subordinated notes have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any subordinated notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

       Each underwriter has represented and agreed that the sale and delivery of the subordinated notes to any purchaser who is a resident of a province of Canada by such underwriter shall be made so as to be exempt from the prospectus filing requirements, and so as to be exempt from or made in compliance with the dealer registration requirements of all applicable securities laws, regulations, rules, instruments, rulings and orders, including those applicable in each of the provinces and territories of Canada and the applicable policy statements issued by any securities regulator having jurisdiction. Each underwriter has also represented and agreed that it has not and it will not provide to any Canadian purchaser any document or other material that would constitute an offering memorandum (other than the Canadian Offering Memorandum, dated April 12, 2007 that incorporates this prospectus supplement and the accompanying prospectus) with respect to the private placement of the subordinated notes in Canada within the meaning of applicable Canadian provincial securities laws.
       The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the subordinated notes, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately U.S.$250,000. This estimate includes approximate amounts of anticipated Canadian provincial filing fees based on sales to residents in specific provinces.
       The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
       Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the subordinated notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

CAD500,000,000
The Goldman Sachs
Group, Inc.
Fixed and Floating Rate
Subordinated Notes due 2022

Goldman, Sachs & Co.
RBC Capital Markets
TD Securities
BMO Capital Markets
Perimeter
CIBC World Markets
Daiwa Securities SMBC Europe
National Bank Financial
Scotia Capital